Tel: (604) 688-5421 Fax: (604) 688-5132 www.bdo.ca	BDO Canada LLP 1100 Royal Centre 1055 West Georgia Street, P.O. Box 11101 Vancouver, British Columbia V6E 3P3

May 1, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

We have been furnished with a copy of Item 16F of Form 20-F of our former client RepliCel Life Sciences Inc. to be filed on May 1, 2023.  We agree with the statements made in response to that item insofar as they relate to our firm.  We are not in the position to agree or disagree with other statements of RepliCel Life Sciences Inc. contained therein.

Very truly yours,

/s/ BDO Canada LLP

BDO Canada LLP

Chartered Professional Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms